34155 n. scottsdale rd
suite 200
scottsdale, az 85262 usa
phone:480.951.1941
fax:480.661.7163
web:www.dhpi.com
e-mail: ga@deserthealth.com

September 19, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed April 17, 2006
File No. 000-27931

Dear Mr. Rosenberg:

Thank you for your efforts to enhance the disclosure process and requirements of these filings. It is most assuredly the company’s intent to be as open and accurate with this process as possible.

On March 21, 2006, I was appointed CEO of the company by The United States Bankruptcy Court For The District Of Arizona in Proceedings Under Chapter 11 (the "Court") with respect to Bankruptcy Case No. 2-05-28174-CGC. Within the first week, I spoke with Sarah Moyed, Bankruptcy Counsel for the SEC, Pacific Regional Office to insure clear communications. We agreed that her office would be added to the notice list regarding any filings with the Bankruptcy Court.

As your review addresses the financial statements and related disclosures, we have forwarded the staff's correspondence to the company’s auditors:

Malone and Bailey, PC
2925 Briarpark, Suite 930
Houston, TX 77042
Phone 713-266-0530
Fax 713-266-1815

Malone and Bailey had reviewed the Company's quarterly reports for the periods ended June 30, 2005 and September 30, 2005, but had not yet completed the audit for period December 31, 2005. As such, the Company's annual report for the period ending December 31, 2006, was filed on April 17, 2006, with the best information available at the time. On April 18, 2006, the Company filed a Current Report on Form 8-K stating that the Company had not completed its audit for the period ending December 31, 2006.

At the time it was our intent to file an audited statement version within thirty 30 days. While the auditors worked diligently, the audit was not completed within that time frame. As a consequence, DHPI was delisted from the OTC bulletin Board.

The Company and its auditors have completed the work on the audit for the period ended December 31, 2005. However, the Company is currently without the means to fully compensate its auditors. As a result, the audit report is not available to the Company for proper filing at this time.

It is our intent to become fully compliant with all filings as soon as possible. As a practical matter, this may not happen until a Plan of Reorganization and Disclosure Statement is approved by the court. The next hearing with the Court is scheduled on October 12, 2006.

Again, please be assured we would like to be as compliant as is possible with the means available to us to do so. Please advise us of any other matters or communications we may address.

Best regards,

Desert Health Products, Inc.

By:	/s/ David Stewart
David Stewart,
Chief Executive Officer

cc:	Ms. Amy C. Bruckner, Staff Accountant, Division of Corp. Finance Malone & Bailey, PC Richardson & Patel, LLP Carmichael & Powell PC